UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CommunityOne Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20416Q108

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 20416Q108	Page 2 of 16 Pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO (Delaware limited liability company)

(1) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 3 of 16 Pages

1	Names of Reporting Persons The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(2) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 4 of 16 Pages

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO (Delaware limited liability company)

(3) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 5 of 16 Pages

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (4)
14	TYPE OF REPORTING PERSON (see instructions) PN (Québec société en commandite)

(4) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 6 of 16 Pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (5)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands exempt limited partnership)

(5) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 7 of 16 Pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (6)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands exempt limited partnership)

(6) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 8 of 16 Pages

1	Names of Reporting Persons Carlyle Financial Services, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (7)
14	TYPE OF REPORTING PERSON (see instructions) OO (Cayman Islands Exempt Company)

(7) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 9 of 16 Pages

1	Names of Reporting Persons TCG Financial Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (8)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands Exempt Limited Partnership)

(8) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

CUSIP No. 20416Q108	Page 10 of 16 Pages

1	Names of Reporting Persons Carlyle Financial Services Harbor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (9)
14	TYPE OF REPORTING PERSON (see instructions) PN

(9) Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, as provided by CommunityOne Bancorp.

This Amendment No. 2, dated December 30, 2014 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed on October 31, 2011 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of CommunityOne Bancorp, formerly known as FNB United Corp. (the “Issuer”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise specified in this Amendment No. 2, all previous Items remain unchanged.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety by the following information:

This statement on Schedule 13D relates to the shares of common stock, no par value (the “Common Stock”), of CommunityOne Bancorp, a North Carolina corporation (the “Issuer”). The principal executive office of the Issuer is located at 1017 E. Morehead Street, Charlotte, North Carolina, 28204.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety by the following information:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group L.P.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.P.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

Carlyle Financial Services, Ltd.,

TCG Financial Services, L.P.,

Carlyle Financial Services Harbor, L.P. (“Carlyle” or “Carlyle Harbor”)

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C. and Carlyle is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. The principal business address of each of these Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

Each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd., and TCG Financial Services, L.P., is organized under the laws of the Cayman Islands. The principal business address of each of these Reporting Persons is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Curtis L. Buser, Michael J. Cavanagh, Jeffrey W. Ferguson, and Glenn A. Youngkin (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

The Directors of Carlyle Financial Services, Ltd. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn A. Youngkin. The officers of Carlyle Holdings II L.P. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jeffrey W. Ferguson and Glenn A. Youngkin.

The present principal occupation of each of the Related Persons is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; William J. Shaw, Director of Carlyle Group Management L.L.C.; Jeffrey W. Ferguson, Managing Director and General Counsel of The Carlyle Group; Curtis L. Buser, Chief Financial Officer of The Carlyle Group; Michael J. Cavanagh, Co-President and Co-Chief Operating Office of The Carlyle Group; and Glenn A. Youngkin, Co-President and Co-Chief Operating Officer of The Carlyle Group. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end of Item 3:

On December 29, 2014, Carlyle entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer pursuant to which on December 30, 2014, Carlyle acquired in a private offering exempt from the registration requirements under the Securities Act of 1933, as amended, a total of 842,063 shares of Common Stock (the “Subscribed Securities”) for an aggregate purchase price of $8,892,185.28, or $10.56 per share (the “Subscribed Securities Purchase Price”).  Carlyle entered into the Subscription Agreement as part of a private placement to existing investors of the Issuer who were granted preemptive rights pursuant to their initial investment in the Issuer.

The Subscribed Securities Purchase Price was funded by capital contribution by the partners of Carlyle.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Since the execution of the Guarantee and Pledge Agreement, liens on certain other securities pledged as collateral for the Term Loan were released to facilitate the sale of such securities by Carlyle and its affiliates pursuant to the terms of the Guarantee and Pledge Agreement. In connection with those sales, a portion of the Term Loan has been repaid pursuant to the terms of the Term Loan, with $65.5 million outstanding as of the date hereof.

The information set forth in Items 3 and 6 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Carlyle Group Management L.L.C.	5,772,376	23.9%	0	5,772,376	0	5,772,376
The Carlyle Group L.P.	5,772,376	23.9%	0	5,772,376	0	5,772,376
Carlyle Holdings II GP L.L.C.	5,772,376	23.9%	0	5,772,376	0	5,772,376
Carlyle Holdings II L.P.	5,772,376	23.9%	0	5,772,376	0	5,772,376
TC Group Cayman Investment Holdings, L.P.	5,772,376	23.9%	0	5,772,376	0	5,772,376
TC Group Cayman Investment Holdings Sub L.P.	5,772,376	23.9%	0	5,772,376	0	5,772,376
Carlyle Financial Services, Ltd.	5,772,376	23.9%	0	5,772,376	0	5,772,376
TCG Financial Services, L.P.	5,772,376	23.9%	0	5,772,376	0	5,772,376
Carlyle Financial Services Harbor, L.P.	5,772,376	23.9%	0	5,772,376	0	5,772,376

(1)	Based on 24,186,597 shares of common stock of CommunityOne Bancorp outstanding as of December 30, 2014, 2014, as provided by the Issuer.

Carlyle is the record holder of 5,772,376 shares of Common Stock. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle.

None of the Related Persons beneficially owns any Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as otherwise described herein, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has effected any transactions in Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end of Item 6:

Subscription Agreement

The Subscription Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to Carlyle relating to the Issuer, its business and the issuance of Common Stock. The Issuer and Carlyle each agreed to indemnify the other party for breaches of its respective representations and warranties, subject to certain limitations.

Registration Rights. The Issuer has granted Carlyle customary registration rights with respect to the Subscribed Securities acquired by Carlyle in connection with the Subscription Agreement. Pursuant to such registration rights, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Subscribed Securities (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Subscribed Securities) (the “Shelf Registration Statement”) as promptly as practicable after (and in any event no more than ninety (90) days after) December 30, 2014 (the “Closing Date”) and to take necessary steps to keep such Shelf Registration Statement usable for the resale of the Subscribed Securities.

The foregoing references to and description of the Subscription Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Subscription Agreement, which is included as Exhibit 99.8 hereto and is incorporated by reference into this Item 6.

On August 15, 2014, John C. Redett replaced John Bresnan as Carlyle’s representative on the Board of Directors as well as on the board of  directors of CommunityOne Bank, N.A., the surviving subsidiary of the Issuer resulting from the merger of CommunityONE Bank, N.A. and Bank of Granite.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Power of Attorney dated May 7, 2012, executed by Daniel D’Aniello (previously filed).

Exhibit 99.3	Investment Agreement, dated as of April 26, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 27, 2011 and incorporated by reference herein).

Exhibit 99.4	Amendment No. 1, dated as of June 16, 2011, to the Investment Agreement, dated as of April 26, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 16, 2011 and incorporated by reference herein).

Exhibit 99.5	Amendment No. 2, dated as of August 4, 2011, to the Investment Agreement, dated as of April 26, 2011, as amended, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 5, 2011 and incorporated by reference herein).

Exhibit 99.6	Amendment No. 3, dated as of October 20, 2011, to the Investment Agreement, dated as of April 26, 2011, as amended, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (previously filed).

Exhibit 99.7	Guarantee and Pledge Agreement, dated as of June 28, 2013, by and among Carlyle Financial Services BU, L.P. and Carlyle Financial Services Harbor, L.P., as pledgors, and The Bank of N.T. Butterfield & Son Limited (previously filed).

Exhibit 99.8	Form of Subscription Agreement, dated December 29, 2014, by and among CommunityOne Bancorp and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 30, 2014 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2014

CARLYLE GROUP MANAGEMENT L.L.C.
By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner
By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.
By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.
By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

TCG FINANCIAL SERVICES, L.P.
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By: TCG Financial Services, L.P., its general partner
By: Carlyle Financial Services, Ltd., its general partner
By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person